GrowGeneration Corp.

503 North Main Street, Suite 740

Pueblo, CO 81003

June 15, 2016

Pamela A. Long

Assistant Director

Office of Manufacturing and Construction

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549-4631

Re:	GrowGeneration Corp.
Amended Registration Statement on Form S-1
Filed May 11, 2016
File No. 333-207889

Dear Ms. Long,

This letter is provided in response to your letter dated June 7, 2016 (the “Comment Letter”) regarding the above-referenced submission of GrowGeneration Corp. (the “Company”). The Company’s responses are set forth below to the items noted by the staff in the Comment Letter. Please note that for the convenience of the reader, the words “we,” “us,” “our,” and similar terms used in the responses below refer to the Company.

As of the same date of this letter, the Company is also submitting Amendment No. 2 (the “Amendment”) to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) in order to make changes and revisions pursuant to the Comment Letter.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 13

Revenue, pages 15 and 16

1. Please expand your narrative for both the interim and annual comparative periods:

●	To disclose the number of retail stores acquired and opened during the respective periods; and
●	To quantify the revenue increase from your existing stores between comparative periods, as applicable.

Response:

Pursuant to your comment, we added the following disclosure at page 15 of the Amendment:

“For the quarter ended March 31, 2015, the Company added one additional store, to its existing 4 stores, for a total of 5 stores that generated net revenue of $594,641 for the quarter ended March 31, 2015, as compared to net revenue of $1,005,078 for the Company's 5 existing stores in the same period in 2016.

In the quarter ended March 31, 2016, the Company opened 3 new stores that generated net revenue of $536,521.

	5 Existing Stores			3 New Stores
	Quarter Ending	Quarter Ending		Quarter Ending
	March 31, 2015	March 31, 2016	$ Variance	March 31, 2016	Total $ Variance
Net revenue	$594,641	$1,005,078	$410,437	$536,521	$946,958

We added the following disclosure at page 16 of the Amendment:

“From Inception March 6, 2014 to December 31, 2014, the Company had 4 stores that generated net revenue of $1,202,365.

In the year ended December 31, 2015, the same 4 existing stores generated net revenue of $2,661,562. In the year ended December 31, 2015, 4 new stores generated net revenue of $793,584.

	4 Existing Stores			4 New Stores
	Inception
	March 6, 2014
	through	Year Ended		Year Ended
	December 31,	December 31,		December 31,	Total
	2014	2015	$ Variance	2015	$ Variance
Net revenue	$1,202,366	$2,661,562	$1,459,196	$793,584	$2,252,780

Critical Accounting Policies and Estimates, page 18

Property and Equipment, page 18

2. You state that “depreciation is computed using the straight-line method over an estimated useful life of five years.” Please reconcile this disclosure with your accounting policy in Note 2 which indicates that your asset categories have estimated useful lives with different ranges.

Response:

Pursuant to your comment, we revised the relevant disclosure at page 18 in the Amendment as follows:

“Property and Equipment - Property and equipment are stated at cost. Assets acquired held under capital leases are initially recorded at the lower of the present value of the minimum lease payments discounted at the implicit interest rate (8% for assets currently held under capital lease) or the fair value of the asset. Major improvements and betterments are capitalized. Maintenance and repairs are expensed as incurred. Depreciation is computed using the straight-line method over an estimated useful life based on the particular asset. Assets acquired under capital lease are depreciated over the lesser of the useful life or the lease term. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the consolidated statements of operations.”

Goodwill and Intangible Assets, page 18

3. Please disclose the result of your 2015 annual goodwill impairment testing.

Response:

Pursuant to your comment, we added the following disclosure at page 18 in the Amendment:

“The result of our 2015 annual goodwill impairment testing validates that the value of the goodwill has not been impaired as of December 31, 2015. The Company based its testing on the following factors:

1. Our stores which we purchased in 2014 began operations in 2008;

2. The stores grew from 1-4 stores from 2008-2014 and at the end of 2015, we had 8 total stores;

3. A loyal customer base expanded in 2015;

4. A list of reliable suppliers are all in good standing; and

5. Our business is growing and expanding.”

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We have also revised the accounting policies regarding goodwill at page F-28 in the Amendment.

Selling Stockholders, page 35

4. You state that the selling stockholders received their shares prior to the initial filing date of the registration statement but you conducted a private placement in 2016. Additionally, please provide your legal analysis for the inclusion of the 2016 Private Placement shares on this registration statement. Please revise and advise.

Response:

Other than the securities issued in connection with the 2016 Private Placement, all selling stockholders received their securities prior to the initial filing date of the registration statement. Accordingly, we revised the relevant disclosure in the Amendment as follows:

“All of the selling stockholders received their securities in: (i) our formation, (ii) 2014 Private Placement; (iii) the 2015 Private Placements; and/or (iv) the 2016 Private Placement.”

According to the Compliance and Disclosure Interpretations of the Division of Corporate Finance of the Securities and Exchange Commission (the “Division”) dated August 14, 2009 (Question 139.27 at https://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm), when a company files a registration statement for the resale of privately-placed securities in reliance on the Section 4(2) (now 4(a)(2)) exemption and, prior to the effectiveness of the resale registration statement, commences and completes a second private placement consistent with the interpretive guidance on general solicitation provided in Securities Act Release No. 8828 (Aug. 10, 2007; https://www.sec.gov/rules/proposed/2007/33-8828.pdf), the company may include the securities from the second private placement in the pending resale registration statement prior to effectiveness.

The 2016 Private Placement we conducted is consistent with the interpretive guidance in the release due to the fact that the investors in such private placement were not solicited by the Registration Statement or through some other means that would otherwise foreclose the availability of the Section 4(2) (now 4(a)(2)) exemption. Moreover, the 2016 Private Placement has been completed before we included the securities from such private placement in the pre-effective amendment to the resale Registration Statement. Therefore, we are of the opinion that we may register the securities in the 2016 Private Placement under the Registration Statement.

Consolidated Financial Statements for the Period Ended March 31, 2016, page F-2

Consolidated Statement of Operations, page F-4

Consolidated Statement of Cash Flows, page F-5

5. Please revise both your consolidated statement of operations and your consolidated statement of cash flows to include the comparable period for the three months ended March 31, 2015. Refer to Rule 8-03 of Regulation S-X.

Response:

Pursuant to your comment, we have revised our consolidated statement of operations and consolidated statement of cash flows to include the comparable period for the three months ended March 31, 2015 in the Amendment.

Note 1. Nature of Operations, page F-7

Subsequent Events, page F-7

6. Please revise your disclosure to indicate the date through which subsequent events were evaluated as required by ASC 855-10-50-1a. This comment also applies to your disclosure for the period ended December 31, 2015 on page F-26.

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Response:

Subsequent events were evaluated through May 6, 2016. We have revised the relevant disclosures at F-7 and F-26 in the Amendment.

Note 6. Income Taxes, pages F-11 and F-31

7. Please tell us the reason that you used a 30% federal tax rate in your rate reconciliation in lieu of the federal statutory tax rate of 35%.

Response:

Pursuant to your comment, we have revised the federal tax rate from 30% to 35% at F-11 and F-31 in the Amendment.

8. We note your response to prior comment 25. In light of the cumulative losses since inception, please help us understand how you determined that your deferred tax assets are realizable by providing us with a comprehensive analysis of the specific positive and negative evidence management evaluated in arriving at this conclusion. Your analysis should include the weighting of the evidence that is commensurate with the extent to which it is objectively verified. For any tax-planning strategies that you are relying on in your analysis, please ensure that your discussion provides us with a detailed explanation of the nature of, and any uncertainties, risk and assumptions for those strategies. Please refer to ASC 740-10-30-16 through 740-10-30-25, ASC 740-10-55-39 through 740-10-55-48, and ASC 740-10-55-120 through 740-10-55-123 for guidance.

Response:

We determined that our deferred tax assets are realizable and that our projected profits offset the losses mainly based on the following positive evidence:

●	Increasing revenue;
●	Consistent margin;
●	Start-up cost has been expensed to build the infrastructure to grow the Company’s revenue and profitability;
●	Inventories have increased;
●	Administrative cost remains constant as we grow;
●	No debt on the balance sheet; and
●	Our losses incurred consist of non-cash transactions including stock compensation.

We have also evaluated the following negative evidence, but believed our conclusion would not be changed by them:

●	Slight downward trend of margin; and
●	Increased competition in the industry.

Based upon the Company’s growth of net revenue, year over year, which increased by $2,252,780 from inception through December 31, 2014 compared to the full year 2015. Gross profit margins have been consistent over the last several years in and around 32-33%. The Company’s acquisition plan of acquiring new stores has added approximately $800,000 in incremental revenue in 2015. The Company plans to continue to use this strategy to fuel future revenue and profits. Lastly, the Company has been successful in raising capital, a total of approximately $3,200,000 since inception. Management believes that it will continue to be able to attract capital, through the exercise of its warrants that will generate approximately $2,400,000 in new capital from proceeds of warrant exercise, as well as from new offerings it conducts in the future. Therefore, the Company believes that it will utilize its deferred tax asset within the next 3-5 years or sooner.

As of today, we have not yet established formal tax-planning strategies.

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Note 9. Stock Purchase Warrants, page F-14

9. Please tell us where the 460,000 warrants, issued in March 2016, as part of the 460,000 units sold to accredited investors, is reflected on your consolidated statement of changes in stockholders’ equity for the three months March 31, 2016.

Response:

Pursuant to your comment, we have added a line item “Warrants issued at $.70 per share” in our consolidated statement of changes in stockholders’ equity for the three months ended March 31, 2016 at F-6 in the Amendment.

Note 10. Stockholders’ Equity, page F-15

10. We refer to the last sentence of the second, third, and fourth paragraphs where you state that “the warrants have a five year life for gross proceeds of” $2,100,000, $322,000, and $623,500, respectively. Please clarify to us the meaning of these statements.

Response:

The $2,100,000 is the proceeds the Company would receive if all of the 3,000,000 units offered in the offering have been sold and if all of the warrants have been exercised.

The $322,000 is the proceeds that the Company would receive if all of the 460,000 warrants that were sold in the 2016 Private Placement as of March 31, 2016 were exercised.

The $623,500 is the proceeds that the Company would receive if all of the 890,714 warrants that were sold in the 2016 Private Placement as of April 29, 2016 were exercised.

Pursuant to your comment, we revised the relevant disclosures at page F-15 as follows:

“On January 4, 2016, the Company offered for sale 3,000,000 units at $.70, with gross proceeds of $2,100,000. Each unit consists of one share of common stock and one five-year warrant to purchase one share of common stock at an exercise price of $.70 per share. If all of the 3,000,000 units offered in the offering have been sold and if all of the warrants are exercised, Company would receive a total of $2,100,000 in proceeds.

On March 31, 2016, the Company sold 460,000 units to four accredited investors at a price of $.70 per unit, with each unit consisting of one share of common stock and one five-year warrant to purchase one share of common stock at an exercise price of $.70 per share. If all of the 460,000 warrants are exercised, the Company would receive a total of $322,000 in proceeds.

On April 29, 2016, the Company closed on the 2016 private placement, to which they sold 890,714 units to 10 accredited investors at a price of $.70 per unit, with each unit consisting of one share of common stock and on five-year warrant to purchase one share of common stock at an exercise price of $.70 per share. If all of the 890,714 warrants are exercised, the Company would receive a total of $623,500 in proceeds.”

11. Please clarify to us whether 3,548,515 warrants have been exercised as of May 3, 2016 or whether these warrants are outstanding as of that date.

Response:

These warrants have not been exercised as of May 3, 2016 or as of today. Accordingly, we revised the relevant disclosure at page F-15 as follows:

“As May 3, 2016, the Company has a total of 10,053,548 shares of common stock outstanding, 3,548,515 warrants outstanding and exercisable at $.70 per share and 1,885,000 stock options. As of the date of May 3, 2016, none of the warrants has been exercised.”

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Consolidated Financial Statements for the Year Ended December 31, 2015 and the Period from Inception (March 6, 2014) to December 31, 2014, page F-18

General

12. Please revise your registration statement to disclose segment information, as applicable, as provided by ASC 280-10-50.

Response:

We do not have separate business segments. We operate only in one business sector today. Our various products sold are aggregated into one reportable operating segment as under guidance in the Financial Accounting Standards Board (the “FASB”) Accounting Standards Codification (“ASC or codification”) Topic 280 for segment reporting.

Relevant explanation regarding business segment has been added to “Basis of Presentation and Consolidation” under Note 2 at page F-26 in the Amendment.

Independent Auditor’s Report, page F-20

13. In the second paragraph of the audit opinion from your independent registered public accounting firm, they state that their audits were conducted “in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States).” Please revise your registration statement to have your auditor remove the reference to “auditing” standards of the Public Company Accounting Oversight Board (United States) since their audits are required to be conducted in accordance with the “standards of the Public Company Accounting Oversight Board (United States)”, which covers more than solely “auditing” standards. Refer to PCAOB Auditing Standard No. 1 for guidance.

Response:

Pursuant to your comment, the audit opinion has been revised to remove the word “auditing.”

Consolidated Balance Sheets, page F-21

14. It appears that the line item “Undivided earnings,” amounting $9,126,306, should be omitted. Please advice or revise accordingly.

Response:

This was an inadvertent mistake. The line item has been removed in the Amendment.

Note 9. Stock Purchase Warrants, page F-35

15. We note that your consolidated statement of changes in stockholders’ equity suggests that warrants were issued at $.70 per share, which appears to be the exercise price. Please advise. In addition, please expand your disclosure to state how you accounted for the warrants, including disclosing the fair market value of the warrants, how you determined the fair market value and the assumptions used in your determination.

Response:

The warrants were valued at $.14 per share using the Black–Scholes Method. We reflected this change in F-35 and F-14 of the Amendment.

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Note 10. Acquisition of Subsidiary, page F-36

16. As previously requested, please revise your registration statement to disclose:

●	The primary reasons for the business combination as provided by ASC 805-10-50-2d;

●	The amount of acquisition-related costs and where such expenses were recognized in your statement of operations as provided by ASC 805-10-50-2f; and
●	A description of the factors that comprise goodwill, as provided by ASC 805-30-50-1a.

Response:

The primary reason for the business combination was to acquire the assets of the subsidiary, and to commence operations in the retail hydroponic and organic specialty gardening industry.

There were no material acquisition–related costs as the purchase of assets was paid for from the proceeds raised from the 2014 Private Placement.

The basis of the original value of the goodwill was based upon the following factors:

1. Customer lists;

2. Value of human capital and management; and

3. The company’s future growth potential.

Pursuant to your comment, we have revised the relevant disclosures of Note 10 in the Amendment.

Exhibit 10.11

17. We note your response to comment 30 of our letter dated December 3, 2015. You appear to have refilled the same exhibit 10.11 as originally filed without attachments or exhibits.

Response:

Pursuant to your comment, we refiled Exhibit 10.11 with Exhibit A in this Amendment. The final executed Asset Purchase Agreement does not contain Exhibit B.

Thank you for your attention to this matter.

Sincerely,

GrowGeneration Corp.

/s/ Darren Lampert
Darren Lampert
Chief Executive Officer

cc:	Mitchell Lampert, Esq.
Robinson + Cole LLP 1055 Washington Boulevard Stamford, CT 06901

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